PATRICK J. OTTENSMEYER	PHONE: (816) 983-1876
EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER	EMAIL: POttensmeyer@KCSouthern.com
December 19, 2007
Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Kansas City Southern de Mexico, S.A. de C.V. Form 10-K for the year ended December 31, 2006 Filed February 27, 2007 File No. 333-08322
Dear Ms. Cvrkel:
We respectfully submit the following responses to the comments in your letter dated November 15, 2007 (which have been reproduced in the body of our response in italics).
     Form 10-K for the year ended December 31, 2006
     General
1.	Please refer to the comments previously issued in our letters dated June 1, 2007 and June 21, 2007 regarding the review of the Kansas City Southern Form 10-K for the year ended December 31, 2006. Please comply with all comments that are relevant to Kansas City Southern de Mexico in the standalone future filings of Kansas City Southern de Mexico.
Kansas City Southern de Mexico (“KCSM” or the “Company”) has reviewed the above referenced comments related to the Form 10-K of Kansas City Southern (“KCS”), the ultimate parent company and, to the extent applicable, has revised or will revise its SEC filings accordingly. In addition, to the extent applicable, we will also consider these comments in future filings of KCS.
     Balance Sheet, page 26
2.	We note from your disclosures in Note 2 that accounts receivable is recorded net of an allowance for doubtful accounts. Please revise future filings to present accounts receivable on the face of the balance sheet as “account receivable, net.”

KCSM Form 10-Q’s were revised in 2007 to include “accounts receivable, net” on the face of the balance sheet and we will continue to label as such in future filings.
Also, please revise future filings to include Schedule II which details the activity in the allowance for doubtful accounts and any other valuation accounts for each period presented in the statements of operations. See Rules 5-04 and 12-09 of Regulation S-X.
The Company believes its allowance for doubtful accounts is the only valuation account or reserve which meets the requirements to be reviewed in accordance with Schedule II, valuation and qualifying accounts, as prescribed by Article 12-09 of Regulation S-X. In addition, pursuant to Article 4-02 of Regulation S-X items not material, the Company in the past elected not to include Schedule II since the allowance for doubtful accounts was less than one percent of total assets for all periods presented. The Company did however disclose the balance of the allowance for doubtful accounts as presented in the notes to the consolidated financial statements. In future filings, we will continue to assess materiality, but will base such assessment upon such factors as the relationship of the reserve to total accounts receivable balance and any trends and concentrations we believe would be useful and informative to the reader to determine if the additional disclosure of Schedule II in tabular format is relevant.
Statements of Operations, page 27
3.	We note from your statements of operations that the equity in net earnings (losses) of unconsolidated affiliates was material to consolidated income before income taxes and minority interest for the year ended December 31, 2006. In future filings, please include summarized information of assets, liabilities, and results of operations of the investees in the notes to the financial statements, either individually or in groups. See paragraph 20 of APB 18 and Rule 4-08(g) of Regulation S-X
In the future Form 10-K filings of KCSM, we will expand our disclosure for equity investees in the notes to the financial statements to include summarized balance sheet and income statement information in the same format as disclosed in the Form 10-K filing of KCS in accordance with APB 18 and Rule 4-08(g) of Regulation S-X.
Statements of Changes in Stockholders’ Equity, page 29
4.	We note your presentation of “contribution of capital from parent resulting from cancellation of locomotive contract” on the face of the statements of changes in stockholders’ equity. Please provide us details, and revise future filings to disclose, the nature and terms of this transaction including how you accounted for the transaction. Also, please explain your basis or rational for the accounting treatment used. We may have further comment upon receipt of your response.
In accordance with Statements of Financial Accounting Standards No. 141 “Business Combinations” (“SFAS 141”) paragraph 37(k), KCSM recorded a liability related to a locomotive operating lease which was determined to have unfavorable lease terms as compared to market rates at the time of acquisition (effective April 1, 2005). Subsequent to the acquisition of the controlling interest of KCSM, a KCS subsidiary purchased these locomotive units, which terminated the lease. The subsidiary later entered into a sale leaseback transaction with a third party for these locomotives. To record the transaction, KCSM wrote-off the liability related to the unfavorable lease terms and credited additional paid-in-capital as the termination of the locomotive transaction between related parties was considered to be contribution of capital from the parent. The $12.4 million recorded represents the reduction of the liability related to the unfavorable lease terms net of the related tax effect. KCS recorded an asset of $12.4 million related to the investment in KCSM and a deferred gain on sale leaseback in accordance with paragraph 33 of SFAS No. 13 “Accounting for Leases”.

In future filings, KCSM will disclose more detail related to the nature and terms of these types of transactions, including enhanced disclosure for how the Company accounts for the transaction. As it relates to this transaction, our future filings, pursuant to appropriate presentation standards, will not include balance sheet transactions which had occurred in 2005; however, we agree that more information on transactions such as the one described here is helpful to the user of our financial statements and we will enhance our disclosures in future filings.
5.	Please explain why the $254,338 reflected in the consolidated statement of changes in stockholders’ equity for 2005 and described as “push down of additional basis from acquisition by shareholders’” does not agree to the excess of the purchase price over the historical book value of the assets of approximately $199.6 million as described in the second paragraph on page 37 in Note 5 to the financial statements. If there are other components to the $254,338 capital transaction, please explain the nature and amounts of the other components to this capital transaction.
As reference, on April 1, 2005 the date of KCS’ acquisition of controlling interest in KCSM, KCSM and Grupo KCSM, the parent company of KCSM, each ceased to qualify as a foreign private issuer. The companies were required to file reports with the Securities and Exchange Commission (“SEC”) pursuant to indenture requirements entered into as a result of outstanding public debt. KCSM (as an issuer) and Grupo KCSM (as a guarantor) filed separate SEC filings from June 2005 to September 2006. In November 2006, KCSM refinanced its outstanding public debt that was guaranteed by Grupo KCSM. Grupo KCSM was not a guarantor of the newly issued debt; consequently, Grupo KCSM’s SEC reporting requirements ceased. KCSM continues to file reports with the SEC. In 2007, Grupo KCSM, the parent, was merged into KCSM, the reporting entity.
Pursuant to the guidance in SFAS 141 related to the allocation of purchase price, the excess of purchase price over the historical book value of the assets resulted in a net increase in the basis of assets of $199.6 million. As disclosed in Note 5, in 2005, these amounts were recorded on a preliminary basis. At the time, this represented the initial excess of purchase price as of April 1, 2005, the date of acquisition. Subsequent to the purchase date, the Company received additional information related to the assets acquired, which, based upon review, resulted in an adjustment of the initial excess of purchase price subsequent to the purchase date. The preliminary excess purchase price did not (and could not) include the impacts of the settlement of the value added tax claim with the Mexican government (“VAT Claim”) and the obligation (“Put”) to purchase the remaining shares of KCSM owned by the Mexican government, which, as described in footnote 1 to the table below, was consummated on September 12, 2005. The following table highlights the items that reconcile the changes in excess of the purchase price from $199.6 million to the disclosed increase in equity of $254.3 million:

Descriptions	(million of dollars)

Preliminary excess purchase price over the historical book value at the acquisition date:	$199.6

Payment to TMM related to the VAT Claim /Put obligation contingent at acquisition date:(1)	99.5

Increase related to estimates for severance and relocation costs and changes in allocations of fair value between KCSM and Grupo KCSM:	11.6

Acquisition of Mexican government’s shares net of adjustment to KCS’ investment:(2)	($56.4)

Disclosed increase in equity as a result of acquisition by shareholders:	$254.3

(1)	On September 12, 2005, KCS and its subsidiaries, KCSM and Grupo KCSM, along with TMM (Transportacion Maritima Mexicana), entered into a settlement agreement with the Mexican government, resolving the controversies and disputes between the companies and the Mexican government concerning the VAT Claim and Put. In accordance with the Acquisition Agreement under which KCS acquired a controlling interest in KCSM, a payment of additional purchase price of $99.5 million became payable to TMM as a result of the final resolution of the VAT Claim and Put. This amount was paid by KCS and recorded as an increase in the equity of KCSM.
(2)	As part of the settlement agreement with the Mexican government (disclosed above), KCSM purchased and retired the 23.9% of KCSM stock owned by the Mexican government, which decreased the excess of the purchase price, net of adjustments to KCS’ investment by $56.4 million. This amount represents the difference between TMM’s share of the VAT recovery ($155.9 million) and the discounted amount paid to TMM by KCS ($99.5 million). KCS’ share of the VAT recovery, net of legal costs, was recorded in income in the third quarter of 2005.
Note 5, Push Down Accounting and Allocation of Purchase Price, page 36
6.	We note your disclosure that in 2006 Grupo KCSM pushed down its concession value of $38.4 million to KCSM records corresponding mainly to the payments of interest to the Mexican government in 1997, as well as the elimination of the accounts payable to KCSM of $67.6 million. Please tell us how the amount of the payments of interest to the Mexican government were determined and explain to us how you accounted for this transaction. Also, please explain your basis or rational for the accounting treatment used.
Grupo KCSM was formed on July 12, 1996 as a joint venture company owned principally by Transportación Marítima Mexicana, S.A. de C.V. (“TMM”), its affiliate, Grupo Servia, S.A. de C.V., and KCS to participate in the privatization of the Mexican railroad system.
KCSM was established by the Mexican government (the “Government”) in November 1996. In December 1996, the Government granted to KCSM the concession (the “Concession”) to operate the railroad for an initial period of 50 years. Grupo KCSM was awarded the right to acquire an 80% interest in KCSM (representing 100% of the unrestricted voting shares of KCSM) pursuant to a stock purchase agreement through a bid process on December 5, 1996. Grupo KCSM entered into a stock purchase agreement with the Government on January 31, 1997, which enabled Grupo KCSM to acquire KCSM’s shares and ultimately the Concession. The related assets were transferred to KCSM. Until Grupo KCSM fully paid for such shares, the railroad was controlled and operated by the Government. On January 31, 1997, Grupo KCSM paid the Government the initial $565.1 million due under the terms of the stock purchase agreement. Grupo KCSM made a final payment of $635.9 million plus an interest (or escalator) payment of $57.5 million on June 23, 1997. The $57.5 million payment was determined using the Mexican Interbank Rate, known as the “Tasa de Interés Interbancaria de Equilibrio” or “TIIE”, which was applied from January 31, 1997 (when the first installment payment was made) to June 23, 1997 (when the second installment payment was completed). Upon final payment to the Government on June 23, 1997 (the “Closing Date”), Grupo KCSM assumed control of KCSM’s operations.

In 1997, Grupo KCSM included as a component of the purchase price the $57.5 million payment associated with the Concession asset. KCS management did not have control of the books and records during 1997; however, current management believes upon review of the transaction that, in accordance with SFAS 141 paragraphs 48 and 49, it was reasonable for the predecessor company to determine that the acquisition date and purchase accounting date coincide at the Closing Date. On this date, Grupo KCSM obtained control of KCSM from the Government. Grupo KCSM did not operate nor did it record revenue and expenses until final payment of the purchase price was made. Final payment of the purchase price included the interest (or escalator) component, which based on the aformentioned discussion was included as part of the total consideration paid for the business on the Closing Date.
On April 1, 2005 (the “Acquisition Date”), KCS purchased a controlling interest in Grupo KCSM and acquired full control of the operations of KCSM. On the Acquisition Date, the non-KCS owned assets and liabilities were adjusted to their fair value through purchase accounting. In accordance with Emerging Issues Task Force No. D-97 “Push Down Accounting” (EITF D-97), Grupo KCSM should have pushed down the Concession value, the accounts payable to KCSM (offsetting the intercompany accounts receivable at KCSM) and the effect on deferred income tax to its subsidiary KCSM on the Acquisition Date (i.e., the date when KCSM became substantially wholly-owned by Grupo KCSM). The push down from Grupo KCSM to KCSM was performed in 2006.
Pushing these entries down from Grupo KCSM to KCSM in 2006 rather than the Acquisition Date impacted depreciation expense at KCSM by $.6 million of depreciation expense which represents .1% of total operation expense and .7% of net income for the year ended December 31, 2005. For reference, the Concession asset not recorded at the KCSM level was 1.6% of total assets as of December 31, 2005. Based upon the quantitative analysis and a review of the qualitative factors, KCS management concluded in 2006 that the effect of the timing lag related to the push down entry was not material to the financial statements of the Company.
The entries recorded as additional support related to “push down” discussed in Note 5 from Grupo KCSM to KCSM are outlined below:

Debit
(Credit)
Descriptions	(million of dollars)

Concession Value ($57.5 million interest (or escalator) component less $9.4 million of fair value adjustment on the Concession asset)	$48.1
Accumulated Amortization	(9.7)

Net Push down of Concession value	38.4

Deferred Income Tax	(7.6)

Account Payable to parent company	(67.6)

Additional Paid in Capital	36.8
Note 10, Long-Term Debt, page 41
7.	We note from your disclosures in the Risk Factors section on page 5 that your debt facilities contain restrictive covenants that include, among other things, a restriction on your ability to pay dividends. Please revise future filings to disclose this restriction on your payment of dividends, and any other restrictive covenants of your debt facilities, in the notes to the financial statements. See Rule 4-08(c) of Regulation S-X.

In future filings, we will provide additional disclosure related to the restrictive covenants in KCSM’s debt facilities. Additionally, we will disclose the Company’s assessment of its ability to pay dividends under these covenant restrictions in accordance with Rule 4-08(c) of Regulation S-X.
Form 10-Q for the quarter ended September 30, 2007.

Note 2, Settlement Agreement
8.	We note from your disclosure that KCS entered into an agreement with TMM to pay TMM $54.1 million in cash to retire two notes totaling $86.6 million created at the closing of the KCSM acquisition to cover certain post-closing contingencies and tax liabilities. Please explain to us how you accounted for this transaction in KCSM’s financial statements, including how you calculated or determined the $19.7 million “adjustment to purchase accounting assets reflecting push down from KCS” that is recorded on the statements of changes in stockholders’ equity.
In the third quarter of 2007, KCS entered into a settlement agreement with TMM to pay $54.1 million in cash to retire two notes totaling $86.6 million which were negotiated in 2005 at the closing of KCS’ acquisition of KCSM to cover certain post-closing contingencies and tax liabilities. The settlement agreement represents primarily a change in the final purchase price (as amounts settled reflected as liabilities as of the acquisition date are being paid out to TMM, the seller, at an amount that is less than the liabilities recorded as of the acquisition date). KCSM adjusted the value of the fixed assets acquired and will reduce prospectively the amortization of these assets over approximately the next 24 years. The Company reduced the liability by $32.5 million to the agreed payment per the settlement agreement by recording the following: $2.9 million reduction of interest expense, $9.9 million reduction of pre-acquisition receivables, and $19.7 million adjustment to the purchase accounting assets related to this transaction.
The principal amount of the liabilities recorded at the date of acquisition was $78.2 million. These liabilities accrued interest expense of $8.4 million from April of 2005 through September 2007 at a rate of 5% per year. KCS recorded $2.9 million as a reduction of interest expense in the income statement representing interest on the difference between the original principal and the settlement amount that was recorded post acquisition. The settlement agreement was assessed to include payment for $9.9 million of pre-acquisition receivables that were still outstanding at the time of settlement and not reserved for at the acquisition date. The remainder of the $32.5 million difference of $19.7 million was an adjustment to purchase accounting in accordance with SFAS 141.
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In summary, the Company has carefully considered and gone through a detailed evaluation of the comments and views expressed in your letter. We believe that our responses fully responded to the comments provided and we respectfully request that you allow KCSM to address all your comments in our future SEC filings.
We acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you would like to discuss any of these items further or need additional information, please feel free to call me at (816) 983-1876.
Sincerely,
/s/ Patrick J. Ottensmeyer
Cc: Michael K. Borrows — Senior Vice President and Chief Accounting Officer